United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

May 14, 2012

Re:	Central European Media Enterprises Ltd.
Schedule TO-I
Filed April 30, 2012
File No. 05-45747

Dear Ms. Campbell Duru:

We have received your comment letter of May 9, 2012 regarding the above referenced filings of Central European Media Enterprises Ltd. (“CME”, “we” or the “Company”).

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this letter, we have repeated the staff comments in italicized type and followed each comment with our response.  Defined terms used in this letter, unless otherwise defined, shall have the meanings ascribed to them in the Schedule TO-I.

Schedule TO-I

Exhibit (a)(1)(i):  Offer to Purchase

Available Information, page vii

Incorporation of documents by reference, page vii

1.
We note the reference to incorporation by reference of future filings. Please confirm your understanding that Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

Division of Corporation Finance
May 14, 2012

Response:

The Company has revised its disclosure to remove the reference to documents and reports subsequently filed.  The Company confirms its understanding that Schedule TO does not allow it to forward incorporate disclosure from subsequently filed documents.

Forward-Looking Statements, page viii

2.
We note the company’s attempt to “claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.” The safe harbor protections for forward-looking statements do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. See also telephone interpretation I.M.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance. Please revise and confirm supplementally that you will make this clarification in all future filings that are made in connection with the tender offer.

Response:

The Company has revised its disclosure to remove the reference to the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995.  The Company confirms that it will make this clarification in all future filings that are made in connection with the Offer.

3.
Additionally, we note your disclosure that you “undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise…” This statement is inconsistent with the company’s obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Therefore, please revise this disclosure and refrain from including such language in future press releases and filings.

Response:

The Company has revised its disclosure by eliminating the above-referenced statement and will refrain from including such language in future press releases and filings.

Conditions of the Offer, page 29

4.
A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification of whether or not the conditions have been satisfied. Your reference to “any action or inaction taken by [you]” renders the condition incapable of such objective verification. Please revise.

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Division of Corporation Finance
May 14, 2012

Response:

The Company has revised the “Conditions of the Offer” on page 29 by eliminating the parenthetical phrase “including any action or inaction by us.”

5.
Further to our comment above. The Purchaser has reserved the right to declare the existence of each condition’s “trigger” in Purchaser’s sole judgment and seemingly irrespective of whether the condition would be deemed to have been triggered through objectively verifiable means. Given that the Purchaser has reserved the right to assert the occurrence of the offer conditions for reasons that do not appear objectively verifiable, the Purchaser has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the Purchaser’s discretion may be judged.

Response:

The Company has revised the “Conditions of the Offer” on pages 29 and 30 by inserting the word “reasonable” before the word “judgment” in each instance in which it appears.

6.
Further to our comments above. The condition related to “any material escalation of any war or armed hostilities which had commenced before April 30, 2012…” is overly broad. Would the escalation of armed hostilities in any region of any country in the world trigger the condition, even if such hostilities had no impact on the company or the offer? Further, how is a “material” escalation being defined in this context? Please revise and clarify.

Response:

The Company has revised the referenced condition in the “Conditions of the Offer” on page 30 to read as follows: “any escalation of any war or armed hostilities which had commenced before April 30, 2012, directly or indirectly relating to any country in which Purchaser or any of its subsidiaries has operations that are material to its business, or which is reasonably likely to have a material adverse effect on Purchaser’s business or on Purchaser’s ability to complete the Offer.”

7.
Please provide a means of objective verification with respect to the condition relating to any “armed hostilities…including any act of terrorism, on or after April 30, 2012.” Is the condition triggered only if such acts have a material impact on the ability of the Purchaser to complete the offer? Is the condition triggered only if such hostilities result in a material adverse impact on the company? Please revise and clarify.

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Division of Corporation Finance
May 14, 2012

Response:

The Company has revised the referenced condition in the “Conditions of the Offer” on page 30 to read as follows: “the commencement of any war, armed hostilities or other international or national calamity, including any act of terrorism, on or after April 30, 2012, directly or indirectly relating to any country in which Purchaser or any of its subsidiaries has operations that are material to its business, or which is reasonably likely to have a material adverse effect on Purchaser’s business or on Purchaser’s ability to complete the Offer.”

8.
Please refer to the penultimate paragraph on page 30. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform noteholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response:

The Company hereby confirms its understanding that when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Company should inform noteholders how it intends to proceed promptly, rather than wait until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Other Material Information, page 40

9.	We note the cross-reference to “Important Jurisdictional Restrictions” under this caption yet are unable to locate the disclosure to which it refers. Please revise or advise.

Response:

The Company has revised the above-referenced cross-reference on page 40 to read as follows: “See ‘Offer and Distribution Restrictions’ in this Offer to Purchase.”

10.
Further to our comment above. Please confirm your understanding that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders in connection with your offer. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. In this regard, we note the qualifications set forth under this heading and elsewhere in the offer to purchase regarding the offer in foreign jurisdictions and the statement that you will not accept Notes tendered from holders in such foreign jurisdictions if in violation of the law of such jurisdiction. Please advise as to how the company is complying with the all-holders provision in Rule 13e- 4(f)(8), or revise the disclosure here consistent with that Rule.

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Division of Corporation Finance
May 14, 2012

Response:

The Company hereby confirms its understanding that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders in connection with the Offer.  The Company is complying with the all-holders provision in Rule 13e-4(f)(8) by (i) opening the Offer to all holders of the Notes subject to the offer, and (ii) paying to any holder the highest consideration paid to any other holder for the Notes tendered in the Offer, in each case regardless of whether such holder is a U.S. or non-U.S. holder.

*****

We have also provided together with this letter a copy of Amendment No.1 to our Schedule TO-I which has been filed with the Securities and Exchange Commission concurrently herewith.

We are available to discuss any of the foregoing at your convenience, please contact Daniel Penn with any additional comments by telephone at 011 44 20 7268 3453 or by email at daniel.penn@cme.net.

Yours sincerely,

/s/ Daniel Penn

Daniel Penn
General Counsel

cc: Jeffrey Potash, Esq., DLA Piper LLP (US)

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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)
CENTRAL EUROPEAN MEDIA ENTERPRISES LTD. (Name of Issuer and Filing Person (Offeror))

3.50% Senior Convertible Notes due 2013
(Title of Class of Securities)

153443AD8
(CUSIP Number of Class of Securities)

DANIEL PENN, ESQ.
c/o CME Media Services Limited
85 Tottenham Court Road
London W1T 4TQ
United Kingdom
+44-20-7268 3453
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
JEFFREY A. POTASH, ESQ. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4500 (212) 884-8532 (Facsimile)
Calculation of Filing Fee
Transaction Valuation $130,582,681(1)	Amount of Filing Fee $14,965(2)

(1)
The transaction value is estimated only for the purposes of calculating the filing fee.  This amount is based on the purchase of $129,700,000 in aggregate principal amount of outstanding 3.50% Senior Convertible Notes due 2013, as described herein, at a tender offer price of $1,000 per $1,000 principal amount outstanding, plus accrued and unpaid interest, if any, up to, but not including, the date of purchase.

(2)	The amount of the filing fee was calculated at a rate of $114.60 per $1,000,000 of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                                                         Filing Party:  N/A

Form or Registration No.:  N/A                                                         Date Filed:  N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.	☐

INTRODUCTION

This Amendment No. 1 (this “Amendment No.1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the Securities and Exchange Commission by Central European Media Enterprises Ltd., a Bermuda company limited by shares (“Purchaser”), on April 30, 2012, relating to Purchaser’s offer to purchase up to $129,700,000 in aggregate principal amount of Purchaser’s outstanding 3.50% Senior Convertible Notes due 2013 (the “Notes”) for cash, at a purchase price equal to $1,000 per $1,000 principal amount of Notes purchased upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation dated April 30, 2012 (the “Offer to Purchase”) and in the related Consent and Letter of Transmittal (the “Consent and Letter of Transmittal”).

This Amendment No.1 amends and supplements only the items in the Schedule TO that are being amended, and unaffected terms are not included herein.  Except as specifically set forth herein, this Amendment No.1 does not modify any of the information previously reported in the Schedule TO.  All capitalized terms used in this Amendment No.1 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.  You should read this Amendment No.1 together with the Schedule TO, Offer to Purchase and Consent and Letter of Transmittal.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The section of the Offer to Purchase entitled “Incorporation of Documents by Reference” on page vii of the Offer to Purchase is hereby amended as follows:

1.
The third bullet (which stated “Purchaser’s Quarterly Report on Form 10-Q for the period ending on March 31, 2012, expected to be filed with the Commission on or around May 2, 2012;”), is hereby deleted in its entirety and replaced with the following:  “Purchaser’s Quarterly Report on Form 10-Q for the period ending on March 31, 2012, filed with the Commission on May 2, 2012;”.

2.
The fourth bullet (which stated “Purchaser’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 30, 2012;”) is hereby deleted in its entirety and replaced with the following: “Purchaser’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 30, 2012, as amended by Amendment No. 1 filed with the Commission on May 10, 2012; and”.

3.	The phrase “; and” at the end of the fifth bullet is hereby deleted in its entirety and replaced with a period.

4.
The sixth bullet (which stated “all documents and reports subsequently filed by Purchaser with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any information Purchaser furnishes, rather than files, with the Commission pursuant to certain items of Form 8-K) after the date hereof and prior to the earlier of the Expiration Date of the Offer and the termination of the Offer.”) is hereby deleted in its entirety.

The section of the Offer to Purchase entitled “Forward-Looking Statements” on page viii of the Offer to Purchase is hereby amended and supplemented as follows:

1.
The last sentence of the first paragraph (which stated “For these statements and all other forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.”) is hereby deleted in its entirety.

2.
The last sentence of the third paragraph (which stated “We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.”) is hereby deleted in its entirety.

The section of the Offer to Purchase entitled “10. Conditions of the Offer” on pages 29 and 30 of the Offer to Purchase is hereby amended and supplemented as follows:

1.
The first paragraph is hereby amended to (a) insert the word “reasonable” before the word “judgment” in the phrase “judgment of the Purchaser”, (b) insert the word “reasonable” in between the words “Purchaser’s” and “judgment” in the phrase “in Purchaser’s judgment” and (c) delete the phrase “(including any action or inaction by us)”.

2.	In the first, second, third and fourth bullets, the word “reasonable” is hereby inserted in between the words “Purchaser’s” and “judgment” in the phrase “in Purchaser’s judgment”;

3.
The third sub-bullet under the fourth bullet (which stated “the commencement of any war, armed hostilities or other international or national calamity, including any act of terrorism, on or after April 30, 2012”) is hereby deleted and replaced in its entirety with the following: “ the commencement of any war, armed hostilities or other international or national calamity, including any act of terrorism, on or after April 30, 2012, directly or indirectly relating to any country in which Purchaser or any of its subsidiaries has operations that are material to its business, or which is reasonably likely to have a material adverse effect on Purchaser’s business or on Purchaser’s ability to complete the Offer;”; and

4.
The fourth sub-bullet under the fourth bullet (which stated “any material escalation of any war or armed hostilities which had commenced before April 30, 2012”) is hereby deleted and replaced in its entirety with the following: “any material escalation of any war or armed hostilities which had commenced before April 30, 2012, directly or indirectly relating to any country in which Purchaser or any of its subsidiaries has operations that are material to its business, or which is reasonably likely to have a material adverse effect on Purchaser’s business or on Purchaser’s ability to complete the Offer;”.

The section of the Offer to Purchase entitled “17. Miscellaneous – Other Material Information” on page 40 of the Offer to Purchase is hereby amended as follows:

1.
The cross-reference “See “Important – Jurisdictional Restriction” in this Offer to Purchase” is hereby deleted in its entirety and replaced with the following: “See “Offer and Distribution Restrictions” in this Offer to Purchase.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Central European Media Enterprises Ltd.
	By:	/s/ David Sturgeon
Name: David Sturgeon
Title: Deputy Chief Financial Officer

Dated: May 14, 2012

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